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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
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                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-9
                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
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                               LOCTITE CORPORATION
                            (NAME OF SUBJECT COMPANY)
                               LOCTITE CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

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                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                   0005401371
                       (CUSIP NUMBER OF CLASS SECURITIES)

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                               Robert W. Fiondella
                        Chairman of the Special Committee
                          of the Board of Directors of
                               Loctite Corporation
                              10 Columbus Boulevard
                           Hartford, Connecticut 06106
                                 (860) 520-5000

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
 AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                   COPIES TO:

  Stuart Z. Katz, Esq.                           Eugene F. Miller, Esq.
  Fried, Frank, Harris,                         Vice President, Secretary
  Shriver & Jacobson                              and General Counsel
  One New York Plaza                              Loctite Corporation
  New York, New York 10004                       10 Columbus Boulevard
      (212) 859-8000                           Hartford, Connecticut 06106
                                                     (860) 520-5000

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                  This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Loctite Corporation, a Delaware corporation (the "Company"), filed with the Securities and Exchange Commission on November 18, 1996 with respect to the tender offer made by HC Investments, Inc., a Delaware corporation ("HCI") and an indirect wholly-owned subsidiary of Henkel KGaA, a Kommanditgesellschaft auf Aktien (a partnership limited by shares) organized under the laws of the Federal Republic of Germany, to purchase all outstanding Shares at a price per Share of $57.75, net to the seller in cash, without interest (the "Offer").

                  Capitalized terms used herein and not defined herein shall have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

                  Item 7 (a) and (b) of the Schedule 14D-9 are hereby amended and supplemented by adding at the end thereof the following.

                  On November 27, 1996, Dillon Read, on behalf of the Special Committee, distributed a letter to potential buyers setting forth certain procedures established by the Special Committee to ensure that the sale process for the Company is conducted in a fair and orderly manner that will best serve the interests of the Company's stockholders. Under these procedures, final proposals from potential bidders are due no later than 4:30 p.m. (New York City time) on Wednesday December 4, 1996. A copy of the form of letter distributed by Dillon Read is attached as exhibit 99.9 to this Amendment No. 1 and is incorporated by reference.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

                  Exhibit 99.9 Form of Letter to Potential Bidders.
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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

                                         By:   /s/ Robert W. Fiondella
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                                               Robert W. Fiondella
                                               Chairman of the Special Committee

Dated:  November 27, 1996
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                                  EXHIBIT INDEX

Exhibit 99.9            Form of Letter to Potential Bidders.....................